

July 23, 2014

<u>Via E-mail</u>
Timothy P. Walbert
President and Chief Executive Officer
Horizon Pharma, Inc.
520 Lake Cook Road, Suite 520
Deerfield, IL 60015

Virinder Nohria, M.D., Ph.D.
Chief Executive Officer
Vidara Therapeutics International Ltd.
Adelaide Chambers
Peter Street, Dublin 8
Ireland

> **Re:** **Horizon Pharma, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 27, 2014**
> **File No. 001-35238**
>
> **Vidara Therapeutics International Ltd.**
> **Registration Statement on Form S-4**
> **Filed June 26, 2014**
> **File No. 333-197052**

Dear Messrs. Walbert and Nohria:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you have incorporated by reference your Form 8-K filed June 19, 2014 and that such filing includes a copy of your Credit Agreement dated June 17, 2014 which

Timothy P. Walbert
Horizon Pharma, Inc.
Virinder Nohria, M.D., Ph.D.
Vidara Therapeutics International Ltd.
July 23, 2014
Page 2

provides the funding for your proposed transaction. Please revise your exhibit index in Form S-4 to specifically incorporate this exhibit by reference to the aforementioned Form 8-K.

The Merger
Background of the Transaction, page 38

2. You disclose on page 38 that on January 27, 2014, Mr. Santini recused himself from participating in negotiations regarding the transaction due to a potential conflict of interest. You should disclose this potential conflict and explain how it was resolved such that Mr. Santini was able to take part in negotiations beginning on March 18, 2014.

3. Please disclose whether the members of the Business Development Committee of the board of directors of Horizon were considered independent. If so, please disclose what standard of independence you use. For example, disclose if they are independent consistent with the standards of a specific exchange.

4. On page 39, you disclose that on February 5, 2014, management of Horizon and Vidara held a conference call to discuss Vidara's due diligence questions on Horizon's intellectual property. Please disclose the substance of these questions and provide a brief summary of any material aspects of this conversation. Please also provide similar disclosure where you reference due diligence questions on Horizon's intellectual property on page 41.

5. On page 40, please revise your disclosure to clarify that the sole shareholder of Vidara that you are referring to is DFW Capital Partners.

6. We note your disclosure with respect to the revised bid for Vidara offered during the March 6, 2014 meeting. Please revise your disclosure to explain why Horizon determined to revise its preliminary bid of $500 million for Vidara. In this regard, please indicate whether Vidara rejected this initial offer. Your disclosure should also indicate how Horizon determined the structure and value of its subsequent bid.

7. We note your disclosure with respect to various revisions made to the merger agreement by the respective counsels for Horizon and Vidara from March 9th until execution of the agreement on March 19th. Please revise your disclosure to specify what aspects or provisions of the merger agreement were the subject of the revisions. In this regard, please also identify the open issues in the merger agreement that were subject to negotiation by the parties to the agreement over this period. Your disclosure should indicate how the terms of the merger agreement evolved over the course of negotiations prior to execution.

Timothy P. Walbert
Horizon Pharma, Inc.
Virinder Nohria, M.D., Ph.D.
Vidara Therapeutics International Ltd.
July 23, 2014
Page 3

8. You disclose on page 41 that on March 12, 2014, Vidara reported receiving a superior alternative offer. Please disclose the type and material terms of the offer and explain the basis for the belief that it was superior. Please additionally disclose why Vidara then chose to move forward with Horizon in light of the superior offer.

9. Please tell us whether Vidara received any other offers during the negotiations period. If Vidara did receive other offers, you should disclose the content of such offers and their eventual result. To the extent they were rejected or abandoned in favor of the transaction with Horizon, you should disclose why.

10. We note your disclosure on page 42 that JMP Securities presented preliminary financial analyses of Vidara and Horizon used to develop the proposed bid at a February 13, 2014 meeting. We also note that, at the same meeting and later on March 15, 2014, KPMG gave a detailed presentation on the structure of the transaction and an analysis of various tax issues relating to transaction. Please note that each presentation, discussion, or report held with or presented by an outside party that is materially related to the proposed transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015(b) of Regulation M-A. Please revise your disclosure accordingly and file, as an exhibit, any documents underlying the presentations made by JMP Securities and KPMG as required by Item 1016(c) of Regulation M-A and Item 21(c) of Form S-4. Please also file documents evidencing the consents of JMP Securities and KPMG to be named as experts in the filing.

Horizon's Reasons for the Merger and Recommendation of Horizon's Board of Directors, page 43

11. Please revise your disclosure to indicate why you believe New Horizon will be subject to more tax complexity and audit risk.

Vidara and Horizon Unaudited Prospective Financial Information, Page 46

12. Please revise your disclosure to identify the specific subjective judgments, estimates, assumptions reflected in the Vidara projections and Horizon projections on which your fairness opinion was based. Please also explain why you believe such judgments, estimates, and assumptions are reasonable.

13. Please explain why your pro forma projections to not give effect to the significant debt that New Horizon will have following completion of the proposed combination.

Timothy P. Walbert
Horizon Pharma, Inc.
Virinder Nohria, M.D., Ph.D.
Vidara Therapeutics International Ltd.
July 23, 2014
Page 4

Opinion of Horizon's Financial Advisor, page 49

14. Supplementally, please provide us with any "board books" or similar materials furnished to the board regarding Citi's analysis.

15. Please disclose any instructions given to Citi in connection with its fairness opinion and any limitations imposed on the scope of its investigation or tell us supplementally that no such instructions were given and that no such limitations were imposed. Refer to Item 1015(b)(6) of Regulation M-A.

16. We note the disclosure at page 49 that Citi's financial opinion was provided solely for the information of the board of directors of Horizon. In our view, such statement is inconsistent with the disclosures relating to the opinion as included in the registration statement. Please revise your disclosure to remove this statement from your registration statement.

17. Please revise your disclosure to describe the "judgments and assumptions" Citi made with respect to industry performance, general business, economic and financial and economic conditions and other matters in conducting the analysis to support its fairness opinion in each location in which you reference such judgments and assumptions. Please also explain the basis for determining that these judgments and assumptions are reasonable.

Comparable Company Analysis, page 51

18. Please revise your disclosure to identify the criteria used to determine that the companies identified were similar in size to Vidara. Please also disclose the "other relevant financial metrics" used to determine the peer group.

Vidara Peer Group, page 52

19. Please revise your table at page 52 to explain what the abbreviation "NM" means and how such designation relates to your comparative analysis.

20. Please revise your disclosure to describe how Citi determined the range of financial multiples disclosed and how such multiples were used to calculate the range of implied market values of Vidara and Horizon. Please also indicate specifically how the information provided in the table on page 52 was incorporated into this determination.

Timothy P. Walbert
Horizon Pharma, Inc.
Virinder Nohria, M.D., Ph.D.
Vidara Therapeutics International Ltd.
July 23, 2014
Page 5

Precedent Transaction Analyses, page 53

21. We note your disclosure that Citi selected the transactions in the exercise of its professional judgment and experience because Citi deemed them to be most similar to Vidara or otherwise relevant to the transaction. Please describe with greater specificity Citi's criteria for determining that the cited transactions were appropriate for comparative analysis. Also, please disclose whether any companies or transactions meeting the selection criteria were excluded from the analyses and, if so, the reasons for making such exclusions.

22. Please revise to include the acquisition dates for the transactions cited.

23. Please disclose the transaction value and the ratio of transaction value to the last twelve months of revenue for each of the selected precedent transactions disclosed in the table at page 53.

24. Please revise your disclosure to describe how Citi determined the representative range of TV/LTM multiples and LTM Revenue metrics for Vidara, and how such values were used to determine the range implied equity values for Vidara. Please also indicate specifically how the information provided in the table on page 53 was incorporated into these determinations.

General, pages 55-56

25. We note that Citibank, N.A. will serve as administrative agent and collateral agent in relation to Horizon's entry into a $300 million credit agreement pursuant to which funds will be used to complete the proposed transaction with Vidara. We also note your disclosure in the press release attached as an exhibit to your Form 8-K filed June 19, 2014 that Citigroup Global Markets Inc. will act as joint arranger and initial lender to Horizon for the financing provided under the credit agreement. Accordingly, please specifically disclose these relationships and any other material relationship that existed with Citi or its affiliates during the past two years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

Timothy P. Walbert
Horizon Pharma, Inc.
Virinder Nohria, M.D., Ph.D.
Vidara Therapeutics International Ltd.
July 23, 2014
Page 6

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Torney at (202) 551-3652 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
 Sean Clayton, Esq.
 Cooley LLP

 John Berkery
 Mayer Brown LLP